

December 14, 2011

<u>Via Facsimile</u>
Prashant Ranade
Chief Executive Officer, President and Director
Syntel, Inc.
525 E. Big Beaver Road, Suite 300
Troy, MI 48083

> **Re: Syntel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 8-K filed on October 17, 2011**
> **File No. 000-22903**

Dear Mr. Ranade:

We have reviewed your letter dated November 14, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 17, 2011.

<u>Form 8-K filed on October 17, 2011</u>

1.   We acknowledge your response to prior comment no. 8. Please provide in greater detail a narrative summary of events in chronological order up to the settlement date. As part of this timetable of events, please help us understand the following:

- It appears that you originally determined that a loss was remote. However, because this matter was ultimately settled at a loss, we assume that your determination of the likelihood of loss evolved from remote to reasonably possible to probable, prior to settlement. Please tell us the basis for your original determination that the loss was remote. In addition, please tell us the specific events that changed your determination from remote to reasonably possible and from reasonably possible to probable, as well as the dates of those events.

- Please tell us the significant milestones in your settlement negotiations, including the dates and amounts of any settlement offers and counteroffers. Further, please tell us your internal expectations regarding these negotiations, changes to your internal expectations, and the dates of those changes. In addition, please tell us your consideration of these offers / counteroffers and your internal expectations for purposes of: (1) determining the likelihood of loss, (2) estimating the range of loss when you determined that the likelihood of loss was at least reasonably possible, and (3) estimating an accrual when you determined that the likelihood of loss was probable.

- Please identify for us the parties involved in approving the final settlement (e.g., General Counsel, CFO, CEO, Board of Directors). Please tell us the nature of any expectations communicated to these parties and the dates of those communications. In addition, please tell us when they were notified of the proposed final settlement, and when they approved the proposed final settlement.

- Please tell us the date of the settlement.

General

2.   We note you have provided the three acknowledgements at the ending of your response letter dated September 13, 2011. These acknowledgements should be signed by a representative of the Company, rather than outside counsel. Please provide these acknowledgements signed by a representative of the Company.

        You may contact Tamara Tangen, Staff Accountant at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                                Sincerely,

                                                /s/ Stephen G. Krikorian

                                                Stephen G. Krikorian
                                                Accounting Branch Chief

Via Facsimile
D. Richard McDonald, Esq.
Dykema Gossett PLLC